Exhibit 99.3

NICE Launches Next Big Leap of Enlighten, Creating the CX Industry’s First
Trusted AI For Business

Enlighten enables Enterprises to benefit from generative AI in customer service with the highest security, compliance and precision and with alignment to the brand goals natively integrated into all CX processes

Hoboken, N.J., June 6, 2023 – NICE (Nasdaq: NICE) today announced the launch of three new solutions as part of Enlighten, the trusted AI for business, purpose-built for the Customer Service environment. NICE is combining the latest Generative AI technology and CXone’s vast array of CX data to revolutionize the way AI is empowering CX stakeholders to better engage, predict and take actions to improve agent empowerment, consumer experiences, and operational excellence.

NICE is the first to introduce an enterprise-grade AI for business, based on domain-specific business cases, with humanized conversations with the highest level of security guardrails ensuring responses are aligned with brand needs and goals.  Underlying Enlighten’s solutions are NICE’s data and domain-trained models derived from all types of interactions and CXone’s leading CX applications and workflows.

With the launch, NICE is announcing three new Enlighten solutions: Enlighten Copilot for employees, Enlighten Autopilot for consumers and Enlighten Actions for CX leaders.

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Enlighten Copilot offers customer service employees a by-their-side conversational AI experience, acting as an empowerment booster, producing accurate, informed, brand-specific, prompts.  Enlighten Copilot promotes smarter guided interactions, AI-driven personalized coaching and offloading of repetitive tasks, leading to better agent and customer experiences.

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Enlighten Autopilot offers a new conversational AI approach to engage consumers based on trusted company knowledge while aligning each response with brand and business goals.  When consumers interact with Enlighten Autopilot, it acts as the brand’s best employee, creating fully personalized experiences.

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Enlighten Actions revolutionizes CX leaders' understanding of their operations and enables them to take action by combining Enlighten's highly specialized AI models for CX, the latest Generative AI technology, and industry benchmarks. Enlighten Actions proactively pinpoints optimal areas for automation and leverages CXone’s suite of advanced applications to carry out the associated activity.

“NICE is committed to helping organizations with today’s growing need for decision velocity and the creation of personalization at scale,” said Barry Cooper, President, CX Division, “NICE is writing the next page in CX innovation by bringing the benefits of AI in a trusted, enterprise-grade manner to empower human-friendly conversations that create exceptional experiences for consumers, employees and executives.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.